UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 10

Fairchild Semiconductor International, Inc.

(Name of Subject Company)

Fairchild Semiconductor International, Inc.

(Names of Persons Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

303726103

(CUSIP Number of Class of Securities)

Paul D. Delva, Esq.

Senior Vice President, General Counsel and Secretary

3030 Orchard Parkway

San Jose, California 95134

(408) 822-2000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David C. Karp, Esq.

Ronald C. Chen, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 (“Amendment No. 10”) amends and supplements Items 4 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Fairchild Semiconductor International, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on December 4, 2015, as amended and supplemented on December 8, 2015, December 14, 2015, December 18, 2015, December 29, 2015, January 5, 2016, January 6, 2016, January 21, 2016, January 28, 2016 and February 4, 2016 (as so amended and supplemented, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Falcon Operations Sub, Inc. (“Acquisition Sub”), a wholly owned subsidiary of ON Semiconductor Corporation (“ON Semiconductor”), to purchase all of the Company’s outstanding common stock, par value of $.01 per share (the “Shares”), for $20.00 per Share, net to the seller in cash, without interest and less any applicable taxes required to be withheld.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 10. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

1.	Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by deleting the last paragraph under the subsection entitled “Background of the Offer” in its entirety, and inserting the following paragraphs at the end of that subsection as follows:

During the first week of February, representatives of the Company continued to discuss and negotiate certain outstanding matters with respect to the terms of the Consortium December 28 Proposal, including matters related to CFIUS, with representatives of the Consortium.

Following these discussions, representatives of the Consortium exchanged draft transaction documents with representatives of the Company, solely for discussion purposes. The draft transaction documents indicated that the Consortium would be prepared to make an offer to acquire all of the outstanding common stock of the Company for $21.70 per Share in cash, subject to the same conditions in the Merger Agreement and the following additional conditions:

•	the accuracy of representations and warranties with respect to certain national security matters and the valid termination of the Merger Agreement;

•	receipt of CFIUS approval;

•	receipt of certain Chinese regulatory approvals; and

•	completion of a restructuring of the Company’s Taiwanese assets.

The draft transaction documents also provided that the Consortium would agree to any mitigation to obtain CFIUS approval unless (i) such mitigation would reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the business, product lines or assets of the Company and its subsidiaries, taken as a whole, (ii) the Company’s national security representations were not true and correct in all material respects, and (iii) the underlying fact or circumstance causing the failure of the Company’s national security representations to be true and correct in all material respects was a primary contributing factor to the request by CFIUS for the Consortium to agree to the mitigation. With regard to other approvals, the draft transaction documents would require the parties to use their respective reasonable best efforts to obtain regulatory approvals (other than with respect to Chinese regulatory approvals, in which case the Consortium would agree to use its best efforts). In obtaining regulatory approvals, the Consortium would not be required to agree to any divestitures (or similar agreements) if such actions would reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the business, product lines, or assets of the Company and its subsidiaries, taken as a whole (other than with respect to Chinese regulatory approvals, in connection with which there would be no such limitations).

Representatives of the Consortium (and their draft transaction documents) indicated that the failure to obtain CFIUS approval would trigger the payment by the Consortium to the Company of a $108 million reverse termination fee unless the Company’s representations and warranties with respect to national security matters were not true and correct in all material respects and the underlying facts and circumstances causing the failure of such representations and warranties to be so true and correct were a primary contributing factor to the failure to obtain CFIUS approval. In addition, the Consortium would agree to pay a higher reverse termination fee under certain circumstances for the failure to obtain the required antitrust or regulatory approvals or the failure of the Consortium to accept and pay for all validly tendered shares. Although the draft transaction documents did not state the amounts of the other reverse termination fees, representatives of the Consortium stated that the reverse termination fees would be $200 million (other than if a reverse termination fee was payable as a result of a failure to obtain a Chinese regulatory approval in which case it would be higher).

The draft transaction documents further provided that the Consortium would pay to the Company the $72 million termination fee that would be payable in connection with the termination of the Merger Agreement, but that the Company would be required to reimburse the Consortium for the ON termination fee under certain circumstances primarily related to a termination of the definitive agreement with the Consortium as a result of a change of recommendation by the Board, the acceptance of a superior proposal or an incurable or uncured material breach of the Company’s covenants.

The draft transaction documents also indicated that China Resources Holdings Limited (“CRH”) and Hua Capital Management Co., Ltd. (“Hua Capital”) would provide guarantees of payment and performance of the proposed merger agreement between the Company and the Consortium (although the proposed guarantees would limit the Company’s ability to sue the guarantors for specific performance and contained non-recourse provisions). In addition, the guarantees proposed to be provided by CRH and Hua Capital would include a waiver of sovereign immunity and establish a process agent in the U.S. for the receipt of legal service. The draft transaction documents also contemplated a letter of credit that would backstop the reverse termination fees (discussed above) and any final, nonappealable damages award in favor of the Company in an amount of up to $300 million.

On February 6, 2016, representatives of the Company updated the Transaction Committee with respect to the ongoing discussions. On February 7, 2016, the Transaction Committee met again to consider the Consortium December 28 Proposal in more detail. After discussion, the Transaction Committee determined that the allocation of risk with respect to the failure of the proposed transaction with the Consortium to receive CFIUS approval would fall mostly on the Company based upon (i) the amount of the CFIUS reverse termination fee ($108 million), (ii) the potential for decline in the trading value of the Company’s stock in the event that the proposed transaction with the Consortium were not to be consummated (both as a consequence of recent price volatility in public market semiconductor stocks, as well as the potential adverse impact to the Company of a prolonged transaction process), (iii) the risk created by the scope and breadth of the Company’s national security representations and warranties, (iv) the limitation with respect to the Consortium’s mitigation efforts in connection with obtaining CFIUS approval, and (v) the conditionality of the payment of the CFIUS reverse termination fee based on the accuracy of the Company’s national security representations and warranties, particularly when compared to the pending transaction with ON Semiconductor, which does not require CFIUS approval. The Transaction Committee discussed the other proposed terms of the Consortium December 28 Proposal and identified other areas as to which it had expected improvement, including with respect to the enforceability of the transaction documents and certainty of closing in light of the absence of similar conditionality and risks in the pending transaction with ON Semiconductor. The Transaction Committee also discussed the relative complexity of executing a transaction with the Consortium and the longer period that would be required to consummate a transaction with the Consortium as compared to the pending transaction with ON Semiconductor.

Later on February 7, 2016, representatives of the Company informed representatives of the Consortium of the Transaction Committee’s concerns.

On February 8, 2016, the Board met to discuss the Consortium December 28 Proposal, and to consider and consult with the Company’s outside financial and legal advisors regarding the status of discussions and negotiations with respect to such proposal. Mr. Thompson updated the Board with respect to the discussions that had taken place with the Consortium over the previous week. The Transaction Committee also advised the Board of its discussions with respect to the proposed terms of the Consortium December 28 Proposal. The Board then discussed the Consortium December 28 Proposal in detail, including in comparison to the Merger Agreement, and in consultation with the Company’s outside financial and legal advisors. After robust discussion, the Board determined that, without further expected improvement in proposed terms, the Board would be unlikely to determine that the Consortium’s proposal constitutes a Superior Proposal that would result in the Company terminating its existing transaction with ON Semiconductor if, among other things, the proposed $108 million CFIUS reverse termination fee were (1) not substantially higher and (2) payable under all scenarios in which there is a failure to obtain CFIUS approval, absent fraud. In that regard, the Board also concluded (i) that certain matters related to the terms of the letter of credit and guarantees being proposed by the Consortium would need to be improved because they created enforceability issues, and (ii) that the plan for the restructuring of the Company’s Taiwan assets and potential mitigation for CFIUS (including potential divestitures) created additional risk regarding the certainty and timing related to the closing of a transaction with the Consortium when compared to the Merger Agreement. The Board authorized representatives of the Company to continue discussions with representatives of the Consortium to seek further improvement to the terms of the Consortium December 28 Proposal and to communicate to the Consortium the material matters that the Board had identified in the Consortium December 28 Proposal. Over the next several days, representatives of the Company discussed the Board’s views with representatives of the Consortium.

On February 12, 2016, representatives of the Consortium sent the Company a letter revising certain terms of the Consortium December 28 Proposal. The revised terms included an offer price of $22.00 per Share, a “hell-or-high-water” obligation with respect to the Consortium’s efforts to obtain CFIUS approval, improvements with respect to the scope of the representations and warranties that the Company would make relating to national security matters, a reverse termination fee related to Chinese regulatory approvals of $300 million, a reverse termination fee for failure to accept and pay for all validly tendered shares of $300 million, and an indemnity of expenses relating to the proposed restructuring of the Company’s Taiwanese assets capped at $5 million. In addition, the letter indicated that the Consortium was unwilling to increase the reverse termination fee for failure to obtain CFIUS approval to more than $108 million. On February 12 and 13, 2016, representatives of the Consortium confirmed to representatives of the Company that the Consortium would not be willing to further improve the offer price or the amount of the CFIUS termination fee. On February 14, 2016, representatives of the Consortium sent representatives of the Company revised draft transaction documents, reflecting the terms described in the Consortium’s February 12, 2016 letter and addressing certain of the terms to which the Company sought improvement.

On February 15, 2016, the Board met to discuss the Consortium December 28 Proposal. Representatives of Wachtell Lipton, Goldman Sachs, Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale,” the Company’s CFIUS counsel) and Jun He (the Company’s Chinese legal counsel) attended the meeting. Mr. Thompson updated the Board with respect to the discussions with the Consortium on the Consortium December 28 Proposal. Mr. Thompson informed the Board that, based on the discussions with the Consortium over the last few days, the Consortium stated that it would not improve the key terms of the Consortium December 28 Proposal beyond the terms described in the

Consortium’s February 12, 2016 letter and reflected in the draft transaction documents provided to representatives of the Company on February 14, 2016. Representatives of Wachtell Lipton then discussed the legal standards applicable to Board conduct in the context of an unsolicited Acquisition Proposal (as defined in the Merger Agreement) under applicable law and the Merger Agreement. In addition, representatives of WilmerHale reviewed with the Board certain CFIUS matters, including the CFIUS approval process, the likelihood of obtaining CFIUS approval and the experience of past transactions requiring CFIUS approval. A representative of Jun He also reviewed with the Board certain matters related to Chinese regulatory approvals and the likely timing of obtaining such approvals. Representatives of Goldman Sachs also provided an overview of the current financing markets. The Board then discussed in detail the terms of the Consortium December 28 Proposal, including in comparison to the terms of the Merger Agreement, and reviewed the current status of the Merger Agreement (including the likelihood of consummation of that transaction) in consultation with the Company’s outside legal and financial advisors.

The Board found the additional $2.00 per Share offered in the Consortium December 28 Proposal, taken by itself, to be very attractive. In light of that additional monetary value offered, the Board considered the risks to consummating the transaction with ON Semiconductor and the risks to consummating a potential transaction with the Consortium, as well as the likely effect on the Company and its stockholders of a failure to consummate either the ON Semiconductor transaction or a potential transaction with the Consortium. In particular, with respect to the Consortium December 28 Proposal, the Board noted that although the Consortium had improved the terms of its proposal by providing knowledge-qualified national security representations and a “hell-or-high-water” commitment to obtaining CFIUS approval, the Consortium had not increased the amount of the CFIUS reverse termination fee above $108 million. While the Board was generally of the view that there is a substantial probability that a potential transaction with the Consortium would obtain CFIUS approval, the Board concluded that there is some non-negligible risk of a failure to obtain CFIUS approval. The Board further concluded that, given the Company would be required to forgo the existing transaction with ON Semiconductor (and the premium agreed to be paid to the Company stockholders in the transaction with ON Semiconductor) in order to enter into a potential transaction with the Consortium, the Company and its stockholders would be bearing an unacceptable level of risk for a failure to obtain CFIUS approval. Specifically, the Board believed that the Consortium’s proposed $108 million CFIUS reverse termination fee would not adequately justify risking the Company stockholder premium present in the ON Semiconductor transaction in order to seek the incremental $2.00 per share proposed to be paid in a potential $22.00 per Share transaction with the Consortium.

The Board also evaluated other material risks in the terms being proposed by the Consortium, especially when compared to the transaction with ON Semiconductor, including the execution risk as a result of the added complexity of a transaction with the Consortium, the likelihood that a transaction with the Consortium might require an additional four to eight months to consummate beyond the expected timing to consummate the transaction with ON Semiconductor, enforceability concerns of a transaction with the Consortium in the event of a breach by the Consortium and that the potential maximum scope of recovery available to the Company would be the $300 million letter of credit. After weighing these various considerations, the Board concluded that, as compared to the terms of the transaction being proposed by the Consortium, and taking into account prevailing market conditions, the Merger Agreement constituted the highest value proposition reasonably available to the Company’s stockholders. The Board then determined, after consultation with the Company’s outside legal and financial advisors, that the Consortium December 28 Proposal, taking into account the modifications proposed in its February 12 letter and February 14 draft transaction documents, is not a Superior Proposal. Accordingly, the Board authorized representatives of the Company to inform the Consortium of the Board’s determination.

The Company remains subject to the Merger Agreement and the Board has not changed its recommendation in support of the Merger Agreement. The Board continues to recommend that the holders of Shares accept the Offer and tender their Shares to Acquisition Sub in the Offer.

On February 16, 2016, the Company issued a press release announcing the Board’s determination with respect to the Consortium December 28 Proposal. The press release is attached hereto as Exhibit (a)(5)(I) and is incorporated by reference herein.

Item 9. Material to be Filed as Exhibits.

1.	Item 9 of the Schedule 14D-9 is hereby further amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(H) the Exhibit as follows:

(a)(5)(I) Press Release, dated February 16, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 16, 2016

FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

By:	/s/ Paul D. Delva
Name:	Paul D. Delva
Title:	Senior Vice President, General Counsel and Corporate Secretary